EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Nine Months Ended September 30, 2005
Earnings:
Income before income taxes	$1,538.7
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	103.8
Portion of rents representative of interest factor	31.1
Less:
Gain on equity investments	(2.8)

Income as adjusted	$1,670.8

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$103.8
Portion of rents representative of interest factor	31.1
Capitalized interest	1.9

Total fixed charges	$136.8

Preferred Dividends:
Dividends on Preference Stock	$26.0

Ratio of earnings to fixed charges	12.2

Ratio of earnings to fixed charges and preferred dividends	10.3